SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
            Information statement pursuant to Rules 13d-1 and 13d-2

                    Under the Securities Exchange Act of 1934
                                 (Amendment No. 8)

                          Richardson Electronics, Ltd.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    763165107
                                 (CUSIP Number)











*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










Page 1 of 8 Pages

CUSIP No. 763165107   13G     Page 2 of 8 Pages



  1   NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Royce & Associates, Inc.    13-2579297
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a)  [X]

                                                (b)
  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

  U.S.A.


  NUMBER OF        5  SOLE VOTING POWER
    SHARES           1,281,862
 BENEFICIALLY      6      SHARED VOTING POWER
   OWNED BY
     EACH          7  SOLE DISPOSITIVE POWER
  REPORTING          1,281,862
   PERSON          8  SHARED DISPOSITIVE POWER
    WITH

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

  1,281,862

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES             [ ]

 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.6%

 12  TYPE OF REPORTING PERSON*
     IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 763165107   13G     Page 3 of 8 Pages
  1     NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Royce Management Company    06-1354019
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a)  [X]

                                                 (b)
  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.

  NUMBER OF        5  SOLE VOTING POWER
    SHARES           52,316
 BENEFICIALLY      6      SHARED VOTING POWER
   OWNED BY
     EACH          7  SOLE DISPOSITIVE POWER
  REPORTING          52,316
   PERSON          8  SHARED DISPOSITIVE POWER
    WITH

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     52,316

  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES             [ ]

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.39%

  12  TYPE OF REPORTING PERSON*
      IA

CUSIP No. 763165107   13G     Page 4 of 8 Pages
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Charles M. Royce    ###-##-####
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a)  [X]

                                                 (b)
   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.

  NUMBER OF        5  SOLE VOTING POWER
    SHARES        See Item 2(a) of attached schedule
 BENEFICIALLY      6      SHARED VOTING POWER
   OWNED BY
     EACH          7  SOLE DISPOSITIVE POWER
  REPORTING       See Item 2(a) of attached schedule
   PERSON          8  SHARED DISPOSITIVE POWER
    WITH

   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

      See Item 2(a) of attached schedule
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES             [ ]

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      See Item 2(a) of attached schedule

  12  TYPE OF REPORTING PERSON*
      IN


CUSIP No. 763165107   13G     Page 5 of 8 Pages
Item 1(a)    Name of Issuer:

      Richardson Electronics, Ltd.

Item 1(b)    Address of Issuer's Principal Executive Offices:

40W267 Keslinger Road
LaFox, IL   60147

Item 2(a)    Name of Persons Filing:

     Royce & Associates, Inc. ("Royce"), Royce Management Company
("RMC"), and Charles M. Royce. Mr. Royce may be deemed to be a controlling person of Royce and RMC, and as such may be deemed to beneficially own the shares of Common Stock of Richardson Electronics, Ltd. beneficially owned by Royce and RMC. Mr. Royce does not own any shares outside of Royce and RMC, and disclaims beneficial ownership of the shares held by Royce and RMC.

Item 2(b)    Address of Principal Business Office, or, if None, Residence:

     1414 Avenue of the Americas, New York, NY  10019

Item 2(c)    Citizenship:

     Royce is a New York Corporation, RMC is a Connecticut General Partnership, and Mr. Royce is a citizen of the U.S.A.
Item 2(d)    Title of Class of Securities:

     Common Stock
Item 2(e)    CUSIP Number:

     763165107

Item 3 If this statement is filed pursuant to rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) [ ] Broker or Dealer registered under Section 15 of the
             Act
     (b) [ ] Bank as defined in Section 3(a)(6) of the Act
     (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act
     (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or Endowment
             Fund
     (g) [ ] Parent Holding Company, in accordance with Rule 13d-1 (b)(ii)(G)
     (h) [X] Group

CUSIP No. 763165107   13G     Page 6 of 8 Pages

 Item 4  Ownership

     (a) Amount Beneficially Owned
          Royce:       1,281,862
          RMC:         52,316

     (b) Percent of Class:
          Royce:       9.6%
          RMC:         0.39%

     (c)     Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote
                                 Royce        1,281,862
                                 RMC          52,316

         (ii)    shared power to vote or to direct the vote
                                 Royce   __________
                                 RMC     __________

        (iii)    sole power to dispose or to direct the disposition
                 of                   Royce      1,281,862
                                      RMC        52,316

         (iv)    shared power to dispose or to direct the
                 disposition of           Royce   __________
                                          RMC     __________

See item 2(a) above for information relating to the beneficial ownership of Mr. Royce.

Item 5   Ownership of Five Percent or Less of a Class. (       )

Item 6   Ownership of More than Five Percent on Behalf of Another
         Person.

             NOT APPLICABLE

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             NOT APPLICABLE

Item 8   Identification and Classification of Members of the Group.

     This filing is on behalf of Royce, RMC and Mr. Royce as members of a group pursuant to Rule 13d-(1)(b)(ii)(H). Each of Royce and RMC are investment advisers registered under Section 203 of the Investment Advisers Act of 1940.

Item 9   Notice of Dissolution of Group.
             NOT APPLICABLE

CUSIP No. 763165107   13G     Page 7 of 8 Pages

Item 10  Certification.

 By signing below each of the undersigned certifies that, to the best of its knowledge or belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

 Exhibits 1. Agreement to file Schedule 13G jointly.


                                   Signature

 After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

Date:    February 05, 2001

Royce & Associates, Inc.

By: W. Whitney George                  John E. Denneen atty - in - fact
   Signature                         Charles M. Royce

Royce Management Company

By: W. Whitney George
   Signature


CUSIP No. 763165107   13G     Page 8 of 8 Pages
                                    Exhibit 1
                                    AGREEMENT

     AGREEMENT dated as of February 05, 2001 between Royce & Associates, Inc. ("Royce"), a New York corporation, Royce Management Company ("RMC"), a Connecticut general partnership, and Charles M.
Royce.

     WHEREAS, pursuant to paragraph (f) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing:

     NOW, THEREFORE, the undersigned hereby agree as follows:

     1. The Schedule 13G with respect to Richardson Electronics, Ltd. to which this is attached as Exhibit 1 is filed on behalf of Royce, RMC and Mr. Royce.

     2. Each of Royce, RMC and Mr. Royce is responsible for the completeness and accuracy of the information concerning such person contained therein; provided that each person is not responsible for the completeness or accuracy of the information concerning any other person making such filing.


     IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

                     ROYCE & ASSOCIATES, INC.

                     By: W. Whitney George


                     ROYCE MANAGEMENT COMPANY

                     By: W. Whitney George


                     John E. Denneen atty-in-fact
                         Charles  M. Royce